Exhibit 99.1

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

July 26, 2012

REED ELSEVIER 2012 INTERIM RESULTS

For the six months ended June 30, 2012

Reed Elsevier 2012 Interim Results     2

Operating and financial review

REED ELSEVIER FINANCIAL SUMMARY

	Six months ended June 30,
	2012 £m	2011 £m	Change %	Change at constant currencies	Underlying growth rates
Revenue	3,053	2,904	+5%	+5%	+5%
Adjusted operating profit	845	774	+9%	+8%	+7%
Operating profit	670	579	+16%	+15%
Net finance costs	(107)	(112)
Disposals and other non operating items	103	9
Profit before tax	666	476	+40%	+39%
Tax	(99)	(97)
Non-controlling interests	(2)	(2)
Profit attributable to parent companies’ shareholders	565	377	+50%	+48%

PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
	Six months ended June 30,			Six months ended June 30,
	2012 pence	2011 pence	Change %	2012 €	2011 €	Change %
Reported earnings per share	24.0p	15.8p	+52%	€0.47	€0.30	+57%
Ordinary dividend per share(1)	6.00p	5.65p	+6%	€0.130	€0.110	+18%

(1)	Interim dividends declared by the respective Boards in July 2012 in respect of the six months ended June 30, 2012 are paid on the ordinary shares on August 31, 2012. Interim dividends declared by the respective Boards in July 2011 in respect of the six months ended June 30, 2011 were paid on the ordinary shares on August 26, 2011.

Adjusted operating profit for Reed Elsevier is a non-GAAP measure that is a key financial measure used by management to evaluate performance and allocate resources. Adjusted operating profit excludes the amortisation of acquired intangible assets and acquisition related costs and is also grossed up to exclude the equity share of taxes in joint ventures. A reconciliation between reported and adjusted operating profit is set out in note 2 to the combined financial information on page 25. Underlying growth rates are a non-GAAP measure that are a key financial measure used by management to evaluate performance. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Constant currency growth rates are based on 2011 full year average and hedge exchange rates.

FORWARD LOOKING STATEMENTS

These Interim Results contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and other risks referenced from time to time in the filings of Reed Elsevier with the US Securities and Exchange Commission.

Reed Elsevier 2012 Interim Results     3

Operating and financial review

FINANCIAL REVIEW

REED ELSEVIER COMBINED BUSINESSES

Revenue and adjusted operating profit reconciliations

	Revenue £m	Change %	Adjusted operating profit £m	Change %
Six months ended June 30, 2010	2,992		758
Underlying growth	32	+1%	13	+2%
Acquisitions	13	0%	—	0%
Disposals/assets held for sale	(69)	-2%	6	+1%
Currency translation effects	(64)	-2%	(3)	-1%

Six months ended June 30, 2011	2,904	-3%	774	+2%
Underlying growth	139	+5%	57	+7%
Acquisitions	80	+3%	19	+2%
Disposals/assets held for sale	(80)	-3%	(9)	-1%
Currency translation effects	10	0%	4	+1%

Six months ended June 30, 2012	3,053	+5%	845	+9%

Total revenue was £3,053m (2011: £2,904m), up 5%. At constant currencies, revenue was up 5% compared with the prior first half. Underlying revenue growth was 5%, or 3% excluding the net cycling in of biennial exhibitions. This compares with underlying revenue growth of 1% in the prior first half, or 3% excluding biennial exhibition cycling.

Reported operating profit was £670m (2011: £579m). The increase principally reflects the improved trading performance.

Adjusted operating profit was £845m (2011: £774m), up 9%. At constant currencies, adjusted operating profits were up 8%. Underlying growth in adjusted operating profits was 7%. The overall adjusted operating margin at 27.7% was 1.1 percentage points higher than in the prior first half. This included a 0.4 percentage point benefit to margin from portfolio change and a 0.1 percentage point benefit from the multi-year journal subscription currency hedging programme net of other currency translation effects. Underlying costs were up 4%, reflecting volume growth as well as organic investment in new product development and sales & marketing, partly offset by continued improvements in process efficiency.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £166m (2011: £170m). Acquisition related costs amounted to £8m (2011: £18m). The decrease reflects completion of the ChoicePoint integration programme.

Disposals and other non operating gains were £103m (2011: £9m) principally arising from the divestment of a number of businesses, in particular Totaljobs, and fair value increases in the portfolio of venture capital investments.

Net finance costs were lower at £107m (2011: £112m), including the benefit of term debt redemptions.

The reported profit before tax was £666m (2011: £476m). The reported tax charge was £99m (2011: £97m). The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Issues are raised during the course of regular tax audits such as the deductibility of interest on cross- border financing and transfer pricing. Although the outcome of open items cannot be predicted, no material adverse impact on results is expected from such issues.

Profit attributable to parent companies’ shareholders was £565m (2011: £377m).

Reed Elsevier 2012 Interim Results     4

Operating and financial review

Cash flows and debt

Capital expenditure was £150m (2011: £154m), including £121m (2011: £116m) in respect of capitalised development costs included within internally generated intangible assets, with capital expenditure for the year weighted to the second half. This reflects the sustained investment in new products and related infrastructure, particularly in the LexisNexis Legal & Professional business.

Payments made in respect of acquisition related costs amounted to £25m (2011: £15m). Payments in respect of prior year exceptional restructuring programmes were £18m (2011: £33m), principally relating to vacant property costs. Net tax paid in the first half was reduced by £11m (2011: £2m) in respect of prior year exceptional restructuring spend.

Ordinary dividends paid to shareholders in the first half, being the prior year final dividends, amounted to £377m (2011: £363m). Net proceeds from the exercise of share options were £5m (2011: £7m). No share repurchases were made by the parent companies in the period (2011: nil) and no shares of the parent companies were purchased by the employee benefit trust (2011: nil).

Cash spend on acquisitions and other investments was £173m, including deferred consideration of £26m on past acquisitions. Gross cash proceeds from disposals in the first half amounted to £158m, including £7m from the sale of non-controlling interests, and net proceeds amounted to £125m, after related separation and transaction costs, additional pension scheme contributions, and working capital and other adjustments in respect of prior year transactions. Net tax paid in respect of acquisitions and disposals was £2m (2011: nil).

Gross borrowings, including fair value adjustments, at June 30, 2012 amounted to £3,850m (December 31, 2011: £4,282m). The fair value of related derivative assets was £107m (December 31, 2011: £123m). Cash balances totalled £425m (December 31, 2011: £726m).

As at June 30, 2012, after taking into account interest rate and currency derivatives, a total of 64% of Reed Elsevier’s gross borrowings were at fixed rates with a weighted average remaining life of 5.1 years and interest rate of 6%.

Net pension obligations, ie pension obligations less pension assets, at June 30, 2012 were £396m (December 31, 2011: £242m) including a net deficit of £234m (December 31, 2011: £87m) in respect of funded schemes with assets representing in aggregate 94% (December 31, 2011 98%) of pension obligations for these schemes. The increased deficit reflects an increase in liabilities following a reduction in discount rates over the period.

Net borrowings, a key indebtedness measure used by management in assessing Reed Elsevier’s financial position, at June 30, 2012, were £3,318m (December 31, 2011: £3,433m), comprising gross borrowings of £3,850m, less £107m of related derivative financial instrument assets (net) and cash and cash equivalents of £425m. Excluding currency translation effects, net debt decreased by £86m, reflecting free cash flow and disposals proceeds less acquisition spend. Expressed in US dollars, net borrowings at June 30, 2012 were $5,203m (December 31, 2011: $5,325m).

Reed Elsevier 2012 Interim Results     5

Operating and financial review

Liquidity and Capital Management

In January 2012, $450m of US term debt maturing in June 2012 was redeemed early, taking advantage of the make-whole election. In April 2012, the second of two one year extension options was exercised on the $2.0bn committed bank facility, taking the maturity to June 2015. This back up facility provides security of funding for $2.0bn of short term debt. The free cash flow of the business, the available resources and back up facilities, and Reed Elsevier’s ability to access debt capital markets are expected to provide sufficient liquidity to repay or refinance borrowings as they mature.

Over the long term Reed Elsevier targets cash flow conversion (the proportion of adjusted operating profits converted into cash) and credit metrics that are consistent with a solid investment grade credit rating. Levels of net debt should not exceed those consistent with such a rating other than for relatively short periods of time, for instance following an acquisition. The principal metrics utilised are free cash flow (after interest, tax and dividends) to net debt, net debt to adjusted ebitda (adjusted earnings before interest, taxation, depreciation and amortisation) and adjusted ebitda to net interest. These metrics are monitored and reported to senior management and board representatives on a quarterly basis. Adjusted ebitda is derived from net profit as follows:

Six months ended June 30, 2012 £m
Net profit for the period	567
Adjustments:
Taxation	99
Disposals and other non-operating items	(103)
Net finance costs	107
Amortisation of acquired intangible assets	166
Depreciation and other amortisation	113
Acquisition related costs	8
Reclassification of tax in joint ventures	1
Share of profit on disposals in joint ventures	—

Adjusted ebitda for the period	958

Cash flow conversion of 90% or higher is consistent with the rating target. The cash flow conversion in the first half was 92% and as at June 30, 2012 net debt to adjusted 12 months trailing ebitda was 2.3x on a pensions and lease adjusted basis.

Share Repurchases

Reed Elsevier PLC and Reed Elsevier NV intend to apply the gross proceeds of divestments completed during 2012 to buy back ordinary shares, subject to market circumstances and evolving financing needs, to mitigate the dilutive effect on earnings per share of divestments, within the context of a strong balance sheet. Gross proceeds of divestments completed in the six months to June 30, 2012 amounted to £158m. The ratio of the respective ordinary shares to be bought back by the two companies will be set by reference to the equalisation ratio and the respective issued share capitals. The buybacks will take place within the limitations of the authorities granted to the Boards by the respective general meetings of shareholders.

PARENT COMPANIES

The earnings per share for Reed Elsevier PLC shareholders was 24.0p (2011: 15.8p) and for Reed Elsevier NV shareholders was €0.47 (2011: €0.30) reflecting the improved trading performance and net gains on disposals.

The equalised interim dividends declared by the respective boards are 6.00p per share for Reed Elsevier PLC and €0.130 per share for Reed Elsevier NV, up 6% and 18% respectively against the prior year interim dividends. (The difference in growth rates in the equalised interim dividends reflects changes in the euro:sterling exchange rate since the prior year interim dividend announcement date from €1.14:£1 to €1.27:£1).

Reed Elsevier 2012 Interim Results     6

Operating and financial review

OPERATING REVIEW

	Six months ended June 30,
	2012 £m	2011 £m	Change %	Change at constant currencies	Underlying growth rates
Revenue
Elsevier	978	961	+2%	+2%	+2%
LexisNexis Risk Solutions	462	452	+2%	0%	+5%
LexisNexis Legal & Professional	780	779	0%	-1%	+1%
Reed Exhibitions	486	368	+32%	+33%	+23%
Reed Business Information	347	344	+1%	+2%	+1%

	3,053	2,904	+5%	+5%	+5%

Adjusted operating profit
Elsevier	352	343	+3%	+2%	+4%
LexisNexis Risk Solutions	191	178	+7%	+5%	+5%
LexisNexis Legal & Professional	100	94	+6%	+7%	+2%
Reed Exhibitions	151	113	+34%	+34%	+30%
Reed Business Information	63	53	+19%	+19%	+10%
Unallocated items	(12)	(7)

	845	774	+9%	+8%	+7%

Adjusted operating profit for Reed Elsevier is a non-GAAP measure that is a key financial measure used by management to evaluate performance and allocate resources. A reconciliation between the reported and adjusted operating profit is set out in note 2 to the combined financial information on page 25. The reported operating profit figures are set out in note 2 on page 24. Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates for the six months ended June 30, 2012. Underlying growth rates are a non-GAAP measure that are a key financial measure used by management to evaluate performance. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and assets held for sale. Constant currency growth rates are based on 2011 full year average and hedge exchange rates.

Reed Elsevier 2012 Interim Results     7

Operating and financial review

OPERATING REVIEW

Elsevier

	Six months ended June 30,
	2012 £m	2011 £m	Change %	Change at constant currencies	Underlying growth rates
Revenue
Science & Technology	552	529	+4%	+4%	+5%
Health Sciences	426	432	-1%	-1%	0%

	978	961	+2%	+2%	+2%

Adjusted operating profit	352	343	+3%	+2%	+4%

Elsevier reported growth in research volumes and usage across Science & Technology and Health Sciences, in particular from emerging markets, as well as growth in demand for electronic databases and tools across markets. Continuing format migration and print declines were seen. Adjusted operating margin gains were driven by revenue growth, process efficiency and hedging benefits.

Underlying revenue and adjusted operating profits were up by 2% and 4% respectively.

Science & Technology generated underlying revenue growth of 5%. Both usage, as measured by the number of article downloads, and article submissions grew at double digit rates. In terms of quality, Elsevier’s average impact factor reached an all time high. Databases & tools generated growth in usage and revenues across markets. Scientific reference and educational materials continued to see migration from print books to electronic formats.

In Health Sciences underlying revenues were flat. Double digit growth in electronic revenues across product and markets was offset by declines in print book sales to individuals and print pharma promotion, particularly in continental Europe. Our position in the online clinical reference business was strengthened by the launch of ClinicalKey.

Reed Elsevier 2012 Interim Results     8

Operating and financial review

LexisNexis Risk Solutions

	Six months ended June 30,
	2012 £m	2011 £m	Change %	Change at constant currencies	Underlying growth rates
Revenue	462	452	+2%	0%	+5%

Adjusted operating profit	191	178	+7%	+5%	+5%

LexisNexis Risk Solutions reported growth in Insurance and Business Services, driven by the continuing development of new products and services which build on core data sets. Screening revenue growth recovered somewhat. Underlying adjusted operating profits grew in line with revenues, with the increase in adjusted operating margins reflecting ongoing operational efficiencies and the disposal of lower margin businesses last year.

Underlying revenues and adjusted operating profits both grew 5%.

Insurance Data & Analytics generated underlying revenue growth of 7%, reflecting demand for data services and the successful extension of data and analytics tools across the insurance carrier workflow.

Business Services generated underlying revenue growth of 5%, driven by growth in financial services and corporate markets. In financial services, fraud and business risk management performed well, while the collections segment remained soft. Underlying revenue growth in Screening reflects a more stable hiring environment in the US and new customers.

Government revenue declines moderated, with demand for tax and revenue products driving good growth in state & local government revenue, offset by weak federal government budgets.

Reed Elsevier 2012 Interim Results     9

Operating and financial review

LexisNexis Legal & Professional

	Six months ended June 30,
	2012 £m	2011 £m	Change %	Change at constant currencies	Underlying growth rates
Revenue	780	779	0%	-1%	+1%

Adjusted operating profit	100	94	+6%	+7%	+2%

Underlying revenue growth of 1% in LexisNexis Legal & Professional was driven by electronic revenue growth across geographies, offsetting print declines, with adjusted operating margins slightly ahead year on year. We continued to develop our digital platforms.

Underlying revenues and adjusted operating profits were up 1% and 2% respectively.

In the US new sales to law firms and corporate customers grew and usage of subscription products included double digit growth in online searches. Litigation software & tools continued to generate growth, reflecting new product launches and solid demand. Print and listings based revenues continued to decline.

The development of our new digital platforms and products is progressing, including releases of Lexis Advance.

International markets outside the US saw continued format migration, and growth in online legal research, and launches of new products and features.

Adjusted operating margins recovered slightly as process efficiencies more than offset continued development costs.

Reed Elsevier 2012 Interim Results     10

Operating and financial review

Reed Exhibitions

	Six months ended June 30,
	2012 £m	2011 £m	Change %	Change at constant currencies	Underlying growth rates
Revenue	486	368	+32%	+33%	+23%

Adjusted operating profit	151	113	+34%	+34%	+30%

Reed Exhibitions delivered underlying revenue growth of 23%. Excluding biennial cycling, underlying revenue growth was +12%, with positive first half timing of some annual shows contributing around 4 percentage points to growth. We continued to expand in higher growth markets through organic launches, supported by small acquisitions.

Underlying revenue and adjusted operating profit grew 23% and 30% respectively.

The US and emerging markets generated double digit revenue growth excluding biennial cycling effects, with low to mid single digit growth in Europe.

New launch activity continued, with some 15 new events launched in the first half, primarily in high growth markets, leveraging our global sector groups and technology platforms. We also continued to support organic growth and build on our market leadership by completing a number of small but selective acquisitions in high growth markets, and buying out our joint venture in Brazil.

The adjusted operating margin improvement partially reflected the positive impact of show timing.

Reed Elsevier 2012 Interim Results     11

Operating and financial review

Reed Business Information

	Six months ended June 30,
	2012 £m	2011 £m	Change %	Change at constant currencies	Underlying growth rates
Revenue	347	344	+1%	+2%	+1%

Adjusted operating profit	63	53	+19%	+19%	+10%

The transformation of Reed Business Information (RBI) continued through the further development of data services businesses and selective disposals. The positive underlying revenue growth of 1% reflects performance from data services, partially offset by continued declines in Other Magazines & Services. Focus on process efficiency and portfolio changes contributed to a significant improvement in profitability.

Underlying revenue and adjusted operating profits were up by 1% and 10% respectively.

Major Data Services, which accounted for over 30% of revenues in the six months ended June 30, 2012, continued to grow. ICIS, BankersAccuity and XpertHR generated double digit revenue growth, partially offset by a weak US construction market at Reed Construction Data. Leading brands remained broadly stable. Other Business Magazines and Services, where most of our remaining print advertising is held, reported declines.

Recent data services acquisitions, including CBI China, Ascend and Accuity, performed well. The disposals of Totaljobs, MarketCast, and two small Other Magazines & Services businesses were completed, and plans to dispose of Variety and RBI Australia were announced.

Continued focus on process efficiency across the business and portfolio changes contributed to adjusted operating margins of 18% for the six months ended June 30, 2012.

Reed Elsevier 2012 Interim Results     12

Operating and financial review

ACCOUNTING POLICIES

The combined financial information has been prepared in accordance with IAS34 – Interim Financial Reporting and the Reed Elsevier accounting policies. Reed Elsevier accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union and issued by the International Accounting Standards Board, and are described on pages F-10 to F-17 of our annual financial statements for the year ended December 31, 2011 included in Form 20-F filed by Reed Elsevier PLC and Reed Elsevier NV on March 12, 2012 with the U.S. Securities and Exchange Commission. The interpretations and amendments to IFRS effective for 2012 have not had a significant impact on Reed Elsevier’s accounting policies or reporting.

Amendments to IAS19 – Employee Benefits (effective for the 2013 financial year)

With effect from January 1, 2013, IAS19 – Employee Benefits (revised) inter alia changes the methodology to be used in the calculation of the net pension financing credit or charge in relation to defined benefit pension schemes. Under the revised standard, pension asset returns included within the net pension financing credit or charge are to be calculated by reference to the discount rate of high quality corporate bonds (being also the discount rate applied in the calculation of pension obligations) and no longer based on the expected returns on scheme assets. Typically the effect will be to reduce the asset returns recognized in the income statement. As required under the revised standard, comparatives will be restated accordingly.

Adoption of IAS19 (revised) will have no impact on Reed Elsevier’s combined balance sheet or cash flows. The net pension financing credit or charge will, with effect from January 1, 2013, be presented within net finance costs in Reed Elsevier’s combined income statement, rather than within operating profit as currently reported.

Had IAS19 (revised) and related presentation been in effect for the 2012 financial year, operating profit for the six months to June 30, 2012 would have been £13m lower (2011: £17m) and net finance costs would have been higher by £6m (2011: £5m). The balance sheet and cash flows would have been unchanged.

Reed Elsevier 2012 Interim Results     13

Operating and financial review

RISK FACTORS

The key material risks to our business are included below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business.

We operate in a highly competitive environment that is subject to rapid change.

Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, changing legislation, regulatory changes, the entrance of new competitors, and other factors. We cannot predict with certainty the changes that may occur and the effect of those changes on the competitiveness of our businesses. In particular, the means of delivering our products and services, and the products and services themselves, may be subject to rapid technological and other changes. We cannot predict whether technological innovations, changing legislation or other factors will, in the future, make some of our products wholly or partially obsolete or less profitable. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue and profit.

We cannot assure you that there will be continued demand for our products and services.

Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. We cannot predict whether there will be changes in the future, either in the market demand or from the actions of competitors, which will affect the acceptability of products, services and prices to our customers.

Fluctuations in exchange rates may affect our reported results.

Our financial statements are expressed in pounds sterling and euros and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than our reporting currencies. The United States is our most important market and, accordingly, significant fluctuations in US dollar exchange rates can significantly affect our reported results and financial position from year to year. In addition, in some of our businesses we incur costs in currencies other than those in which revenues are earned. The relative movements between the exchange rates in the currencies in which costs are incurred and the currencies in which revenues are earned can significantly affect the results of those businesses.

Current and future economic, political and market forces, and dislocations beyond our control may adversely affect demand for our products and services.

The demand for our products and services may be impacted by factors that are beyond our control, including macro economic, political and market conditions, the availability of short term and long term funding and capital and the level of volatility of interest rates, currency exchange rates and inflation. The United States, Europe and other major economies have recently undergone a period of severe economic turbulence, and the global economic environment has recently been less favourable than in prior years and this may continue into the future. Any one or more of these factors may contribute to reduced activity by our customers, may result in a reduction of demand for our products and services, and may adversely affect suppliers and third parties to whom we have outsourced business activities. Further disruption to global credit markets, which has significantly contributed to the recent economic turbulence described above, could have further disruptive consequences for global economic growth and customer demand.

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Operating and financial review

Changes in tax laws or uncertainty over their application and interpretation may adversely affect our reported results.

Our businesses operate worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to our businesses may be amended or interpreted differently by the relevant authorities, which could adversely affect our reported results. In addition, disputes arise from time to time with tax authorities regarding the application of tax laws to our businesses.

Changes in regulation of information collection and use could adversely affect our revenues and our costs.

Legal regulation relating to internet communications, data protection, e-commerce, direct marketing, credit scoring and digital advertising, privacy, information governance and use of public records is becoming more prevalent. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, in the United States, the European Union and other jurisdictions may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. For example, the background screening report businesses offered by LexisNexis Risk Solutions are governed by the US Fair Credit Reporting Act of 1970 and analogous state laws requiring that consumers be provided the contents of background reports and allowed to have any inaccuracies in the reports corrected. It further provides for statutory penalties and attorney fees for non-compliance. We are unable to predict in what form laws and regulations will be adopted or modified or how they will be construed by the courts, or the extent to which any such laws or interpretation changes might adversely affect our business.

Changes in provision of third party information to us could adversely affect our businesses.

A number of our businesses rely extensively upon content and data from external sources to maintain our databases. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. In the case of public records, including social security number data which are obtained from public authorities, our access is governed by law. We also obtain the credit header data in our databases from consumer credit reporting agencies. The disruption or loss of data sources in the future, because of changes in the law or because data suppliers decide not to supply them, could adversely affect our businesses if we were unable to arrange for substitute sources in a timely manner or at all.

Our business, operations and reputation could be adversely affected by a failure to comply with FTC Settlement Orders.

Through our LexisNexis Risk Solutions business, we are party to two consent orders and two subsequent related supplemental orders (the “FTC Settlement Orders”) embodying settlements with the US Federal Trade Commission (“FTC”) that resolved FTC investigations into our compliance with federal laws governing consumer information security and related issues, including certain fraudulent data access incidents. We also entered into an Assurance of Voluntary Compliance and Discontinuance (“AVC”) with the Attorneys General of 43 states and the District of Columbia in connection with one such FTC investigation. The FTC Settlement Orders and the AVC require us to institute and maintain information security, verification, credentialing, audit and compliance, and reporting and record retention programmes and to obtain an assessment from a qualified, independent third party every two years for twenty years (with the FTC having the right to extend such twenty-year period by up to two additional biennial assessment periods) to ensure that our performance under these information security programmes complies with the FTC Settlement Orders. Failure to comply with the FTC Settlement Orders and the AVC could result in civil penalties and adversely affect our business, operations and reputation.

Reed Elsevier 2012 Interim Results     15

Operating and financial review

Breaches of our data security systems or other unauthorised access to our databases could adversely affect our business and operations.

Our businesses provide customers with access to database information such as case law, treatises, journals, and publications as well as other data. Our LexisNexis Risk Solutions business also provides authorised customers with access to public records and other information on US individuals made available in accordance with applicable privacy laws and regulations. There are persons who try to breach our data security systems or gain other unauthorised access to our databases in order to misappropriate such information for potentially fraudulent purposes and we have previously disclosed incidents of such unauthorised access. Because the techniques used by such persons change frequently, we may be unable to anticipate or protect against the threat of breaches of data security or other unauthorised access. Breaches of our data security systems or other unauthorised access to our databases could damage our reputation and expose us to a risk of loss or litigation and possible liability, as well as increase the likelihood of more extensive governmental regulation of these activities in a way that could adversely affect this aspect of our business.

Changes in government funding of, or spending by, academic institutions may adversely affect demand for the products and services of our science and medical businesses.

The principal customers for the information products and services offered by our science and medical publishing businesses are academic institutions, which fund purchases of these products and services from limited budgets that may be sensitive to changes in private and governmental sources of funding. Accordingly, any decreases in budgets of academic institutions or changes in the spending patterns of academic institutions could negatively impact our businesses.

Our intellectual property rights may not be adequately protected under current laws in some jurisdictions, which may adversely affect our results and our ability to grow.

Our products and services are largely comprised of intellectual property content delivered through a variety of media, including journals, books, compact discs, and online, including the internet. We rely on trademark, copyright, patent, trade secret and other intellectual property laws to establish and protect our proprietary rights in these products and services. However, we cannot assure you that our proprietary rights will not be challenged, limited, invalidated or circumvented.

Despite trademark and copyright protection and similar intellectual property protection laws, third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorisation. These unauthorised activities may be facilitated by the internet.

In addition, whilst there is now certain internet-specific copyright legislation in the United States and in the European Union, there remains significant uncertainty as to the date from which such legislation will be enforced and the form copyright law regulating digital content may ultimately take. In several jurisdictions, including the United States, Australia and the European Union, copyright laws are increasingly coming under legal review. These factors create additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

Moreover, whilst non-copyrightable databases are protected in many circumstances by law in the European Union, there is no equivalent legal protection in the United States.

We may be unable to implement and execute our strategic and business plans if we cannot maintain high quality management.

The implementation and execution of our strategic and business plans depend on the availability of high quality management resources across all our businesses. We cannot predict that in the future such resources will be available.

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Operating and financial review

We may not realize all of the anticipated benefits of potential future acquisitions.

We acquire businesses to reshape and strengthen our portfolio. Whilst our acquisitions are made within the framework of our overall strategy, we cannot assure you we will be able to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions. Failure to realize the anticipated benefits of potential future acquisitions could adversely affect our business.

We cannot assure you whether our substantial investment in electronic product and platform initiatives will produce satisfactory, long term returns.

We are investing significant amounts to develop and promote electronic products and platforms. The provision of electronic products and services is very competitive and we may experience difficulties developing this aspect of our business due to a variety of factors, many of which are beyond our control. These factors may include competition from comparable and new technologies and changes in regulation.

Our businesses may be adversely affected if their electronic delivery platforms, networks or distribution systems experience a significant failure or interruption.

Our businesses are increasingly dependent on electronic platforms and distribution systems, primarily the internet, for delivery of their products and services. From time to time we have experienced verifiable attacks on our platforms and systems by unauthorised parties. To date such attacks have not resulted in any material damage to us, however, our businesses could be adversely affected if their electronic delivery platforms and networks experience a significant failure, interruption or security breach.

Our businesses may be adversely affected by the failure of third parties to whom we have outsourced business activities.

We engage in outsourcing and offshoring activities such as IT, production and development engineering. Poor performance or the failure of third parties to whom we have outsourced business functions could adversely affect our business performance, reputation and financial condition.

Our scientific, technical and medical primary publications could be adversely affected by changes in the market.

Our scientific, technical and medical (STM) primary publications, like those of most of our competitors, are published on a paid subscription basis. There is continuous debate in government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be free and funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from our paid subscription publications.

Spending by companies on advertising and other marketing activities, which comprises a significant portion of our revenue, has historically been cyclical.

Approximately 6% of our revenue in the six months to June 30, 2012 was derived from advertising and 16% from exhibitions. In Reed Business Information, 33% of revenue was derived from advertising in this same period compared with 39% in the six months to June 30, 2011. Total advertising revenues for our businesses in the six months to June 30, 2012 were £191 million compared with £226 million in the prior first half. Traditionally, spending by companies on advertising and other marketing activities has been cyclical, with companies spending significantly less on advertising in times of economic slowdown or turbulence. In addition, there has been a structural shift of advertising and lead generation to Google and other search engines.

The exhibitions business is similarly affected by cyclical pressures on spending by companies. Additionally, participation and attendance at exhibitions is affected by the availability of exhibition venues and the propensity of exhibitors and attendees to travel. Our results could be adversely affected if the availability of venues or the demand from exhibitors and attendees were reduced, for example due to international security or public health concerns or acts of terrorism or war.

Reed Elsevier 2012 Interim Results     17

Operating and financial review

Changes in the market values of defined benefit pension scheme assets and in the assumptions used to value defined benefit pension scheme obligations may adversely affect our businesses.

We operate a number of pension schemes around the world, the largest schemes being of the defined benefit type in the United Kingdom, the United States and the Netherlands. The assets and obligations associated with defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities. In particular, a decrease in the discount rate used to value scheme liabilities, an increase in life expectancy of scheme members, an increase in the rate of inflation or a decline in the market value of investments held by the defined benefit pension schemes (absent any change in their expected long term rate of return) could adversely affect the reported results and financial position of the combined businesses.

Our impairment analysis of goodwill and indefinite lived intangible assets incorporates various assumptions which are highly judgemental. If these assumptions are not realized, we may be required to recognize a charge in the future for impairment.

As at June 30, 2012, goodwill on the combined statement of financial position amounted to £4,770 million and intangible assets with an indefinite life amounted to £366 million. We conduct an impairment test at least annually, which involves a comparison of the carrying value of goodwill and indefinite lived intangible assets by cash generating unit with estimated values in use based on latest management cash flow projections. The assumptions used in the estimation of value in use are, by their very nature, highly judgemental, and include profit growth of the business over a five year forecast period, the long term growth rate of the business thereafter, and related discount rates. There is no guarantee that our businesses will be able to achieve the forecasted results which have been included in the impairment tests and impairment charges may be required in future periods if we are unable to meet these assumptions.

Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

Our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies such as Moody’s Investors Service Inc., Standard & Poor’s Rating Services and Fitch Ratings. A rating is based upon information furnished by us or obtained by the relevant rating agency from its own sources and is subject to revision, suspension or withdrawal by the rating agency at any time. Rating agencies may review the assigned ratings due to developments that are beyond our control. Factors cited as a basis for a ratings downgrade or an assignment of a negative outlook could include the macro economic environment and the level of our indebtedness as a consequence of an acquisition. If the ratings of our debt are downgraded in the future, our borrowing costs and access to capital may be adversely affected.

Breaches of generally accepted ethical business standards or applicable statutes concerning bribery could adversely affect our reputation and financial condition.

As a leading global provider of professional information solutions to the Science, Medical, Risk, Legal and Business sectors, we are expected to adhere to high standards of independence and ethical conduct. Whilst our employees are expected to abide by the Reed Elsevier Code of Ethics and Business Conduct, employees may still fail to abide by its guidelines relating to anti-bribery and principled business conduct. Similarly, whilst our major suppliers are expected to abide by our Supplier Code of Conduct, suppliers may still fail to abide by its guideline relating to anti-bribery and principled business conduct. A breach of generally accepted principled business standards or applicable statues concerning bribery by our employees or our suppliers could adversely affect our business performance, reputation and financial condition.

Reed Elsevier 2012 Interim Results     18

Operating and financial review

Failure to manage our environmental impact could adversely affect our businesses.

Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through our paper use and print and production technologies. Whilst we are committed to reducing these impacts by limiting resource use and by efficiently employing sustainable materials and technologies, we cannot assure you that these efforts and expenditures incurred by us in order to comply with either new environmental legislation and regulations, new interpretations or existing laws and regulations or more rigorous enforcement of such laws and regulations will not adversely impact on our businesses or reputation.

Reed Elsevier 2012 Interim Results     19

Reed Elsevier

Unaudited condensed combined financial information

Condensed combined income statement

For the six months ended June 30, 2012

Year ended December 31,		Six months ended June 30,
2011 £m		2012 £m	2011 £m
6,002	Revenue	3,053	2,904
(2,126)	Cost of sales	(1,058)	(1,028)

3,876	Gross profit	1,995	1,876
(1,075)	Selling and distribution costs	(554)	(517)
(1,626)	Administration and other expenses	(786)	(798)

1,175	Operating profit before joint ventures	655	561
30	Share of results of joint ventures	15	18

1,205	Operating profit	670	579

17	Finance income	5	9
(252)	Finance costs	(112)	(121)

(235)	Net finance costs	(107)	(112)

(22)	Disposals and other non operating items	103	9

948	Profit before tax	666	476
(181)	Taxation	(99)	(97)

767	Net profit for the period	567	379

	Attributable to:
760	Parent companies’ shareholders	565	377
7	Non-controlling interests	2	2

767	Net profit for the period	567	379

Condensed combined statement of comprehensive income

For the six months ended June 30, 2012

Year ended December 31,		Six months ended June 30,
2011 £m		2012 £m	2011 £m
767	Net profit for the period	567	379

32	Exchange differences on translation of foreign operations	(38)	(34)
(113)	Actuarial losses on defined benefit pension schemes	(202)	(7)
(1)	Fair value movements on available for sale investments	—	—
—	Transfer to net profit on disposal of available for sale investments	11	—
(24)	Fair value movements on cash flow hedges	13	21
37	Transfer to net profit from hedge reserve (net of tax)	10	19
42	Tax recognized directly in equity	59	(1)

(27)	Other comprehensive expense for the period	(147)	(2)

740	Total comprehensive income for the period	420	377

	Attributable to:
733	Parent companies’ shareholders	418	375
7	Non-controlling interests	2	2

740	Total comprehensive income for the period	420	377

Reed Elsevier 2012 Interim Results     20

Reed Elsevier

Unaudited condensed combined financial information

Condensed combined statement of cash flows

For the six months ended June 30, 2012

Year ended December 31,		Six months ended June 30,
2011 £m		2012 £m	2011 £m
	Cash flows from operating activities
1,735	Cash generated from operations	862	780
(247)	Interest paid	(106)	(108)
12	Interest received	6	6
(218)	Tax paid (net)	(117)	(102)

1,282	Net cash from operating activities	645	576

	Cash flows from investing activities
(481)	Acquisitions	(173)	(115)
(265)	Expenditure on internally developed intangible assets	(121)	(116)
(85)	Purchases of property, plant and equipment	(29)	(38)
7	Proceeds from disposals of property, plant and equipment	7	2
(10)	Purchase of investments	—	(6)
80	Net proceeds of other disposals	118	19
33	Dividends received from joint ventures	16	16

(721)	Net cash used in investing activities	(182)	(238)

	Cash flows from financing activities
(497)	Dividends paid to shareholders of the parent companies	(377)	(363)
(9)	Distributions to non-controlling interests	(1)	(3)
210	(Decrease)/increase in short term bank loans, overdrafts and commercial paper	(42)	88
(248)	Repayment of other loans	(328)	(69)
(22)	Repayment of finance leases	(2)	(1)
(48)	Disposal/(acquisition) of non-controlling interests	7	—
9	Proceeds on issue of ordinary shares	5	7

(605)	Net cash used in financing activities	(738)	(341)

(44)	Decrease in cash and cash equivalents	(275)	(3)

	Movement in cash and cash equivalents
742	At start of period	726	742
(44)	Decrease in cash and cash equivalents	(275)	(3)
28	Exchange translation differences	(26)	45

726	At end of period	425	784

Reed Elsevier 2012 Interim Results     21

Reed Elsevier

Unaudited condensed combined financial information

Condensed combined statement of financial position

As at June 30, 2012

As at December 31,		As at June 30,
2011 £m		2012 £m	2011 £m
	Non-current assets
4,729	Goodwill	4,770	4,450
3,494	Intangible assets	3,431	3,350
124	Investments in joint ventures	95	134
64	Other investments	95	54
288	Property, plant and equipment	266	286
—	Net pension assets	—	35
212	Deferred tax assets	43	146

8,911		8,700	8,455

	Current assets
190	Inventories and pre-publication costs	178	221
1,483	Trade and other receivables	1,129	1,200
149	Derivative financial instruments	155	169
726	Cash and cash equivalents	425	784

2,548		1,887	2,374

44	Assets held for sale	63	—

11,503	Total assets	10,650	10,829

	Current liabilities
2,657	Trade and other payables	2,269	2,308
69	Derivative financial instruments	44	46
982	Borrowings	1,191	969
677	Taxation	689	664
39	Provisions	42	50

4,424		4,235	4,037

	Non-current liabilities
3,300	Borrowings	2,659	3,355
1,236	Deferred tax liabilities	957	1,157
242	Net pension obligations	396	190
87	Provisions	102	79

4,865		4,114	4,781

17	Liabilities associated with assets held for sale	31	—

9,306	Total liabilities	8,380	8,818

2,197	Net assets	2,270	2,011

	Capital and reserves
223	Combined share capitals	222	226
2,723	Combined share premiums	2,674	2,845
(663)	Combined shares held in treasury	(646)	(685)
88	Translation reserve	84	(55)
(199)	Other combined reserves	(92)	(351)

2,172	Combined shareholders’ equity	2,242	1,980
25	Non-controlling interests	28	31

2,197	Total equity	2,270	2,011

Reed Elsevier 2012 Interim Results     22

Reed Elsevier

Unaudited condensed combined financial information

Condensed combined statement of changes in equity

For the six months ended June 30, 2012

	Combined shareholders’ equity
	Combined share capitals	Combined share premiums	Combined shares held in treasury	Translation reserve	Other combined reserves	Total	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at January 1, 2012	223	2,723	(663)	88	(199)	2,172	25	2,197
Total comprehensive income for the period	—	—	—	(38)	456	418	2	420
Dividends paid	—	—	—	—	(377)	(377)	(1)	(378)
Issue of ordinary shares, net of expenses	—	5	—	—	—	5	—	5
Increase in share based remuneration reserve	—	—	—	—	18	18	—	18
Settlement of share awards	—	—	7	—	(7)	—	—	—
Acquisitions	—	—	—	—	—	—	1	1
Disposal of non-controlling interests	—	—	—	—	6	6	1	7
Exchange differences on translation of capital and reserves	(1)	(54)	10	34	11	—	—	—

Balance at June 30, 2012	222	2,674	(646)	84	(92)	2,242	28	2,270

Balance at January 1, 2011	224	2,754	(677)	29	(387)	1,943	27	1,970
Total comprehensive income for the period	—	—	—	(34)	409	375	2	377
Dividends paid	—	—	—	—	(363)	(363)	(3)	(366)
Issue of ordinary shares, net of expenses	—	7	—	—	—	7	—	7
Increase in share based remuneration reserve	—	—	—	—	18	18	—	18
Settlement of share awards	—	—	8	—	(8)	—	—	—
Acquisitions	—	—	—	—	—	—	6	6
Exchange differences on translation of capital and reserves	2	84	(16)	(50)	(20)	—	(1)	(1)

Balance at June 30, 2011	226	2,845	(685)	(55)	(351)	1,980	31	2,011

Balance at January 1, 2011	224	2,754	(677)	29	(387)	1,943	27	1,970
Total comprehensive income for the year	—	—	—	32	701	733	7	740
Dividends paid	—	—	—	—	(497)	(497)	(9)	(506)
Issue of ordinary shares, net of expenses	—	9	—	—	—	9	—	9
Increase in share based remuneration reserve	—	—	—	—	27	27	—	27
Settlement of share awards	—	—	7	—	(7)	—	—	—
Acquisitions	—	—	—	—	—	—	5	5
Acquisitions of non-controlling interests	—	—	—	—	(43)	(43)	(5)	(48)
Exchange differences on translation of capital and reserves	(1)	(40)	7	27	7	—	—	—

Balance at December 31, 2011	223	2,723	(663)	88	(199)	2,172	25	2,197

Reed Elsevier 2012 Interim Results     23

Reed Elsevier

Notes to the unaudited condensed combined financial information

1	Basis of preparation

The Reed Elsevier condensed combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“Reed Elsevier” or “the combined businesses”).

The combined financial information has been prepared in accordance with IAS34 – Interim Financial Reporting and the Reed Elsevier accounting policies. Reed Elsevier accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union and issued by the International Accounting Standards Board, and are described on pages F-10 to F-17 of our annual financial statements for the year ended December 31, 2011 included in Form 20-F filed by Reed Elsevier PLC and Reed Elsevier NV on March 12, 2012 with the U.S. Securities and Exchange Commission. The interpretations and amendments to IFRS effective for 2012 have not had a significant impact on Reed Elsevier’s accounting policies or reporting.

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the combined financial information for the six months ended June 30, 2012.

The combined financial information for the six months ended June 30, 2012 and the comparative amounts to June 30, 2011 are unaudited. The condensed combined financial information for the year ended December 31, 2011 has been derived from the Reed Elsevier Annual Reports and Financial Statements 2011, which received an unqualified audit report and are included in Form 20-F filed by Reed Elsevier PLC and Reed Elsevier NV on March 12, 2012 with the US Securities and Exchange Commission

2	Segment analysis

Reed Elsevier’s reported segments are based on the internal reporting structure and financial information provided to the Chief Executive Officer and Boards.

Adjusted operating profit for Reed Elsevier is a non-GAAP measure that is a key financial measure used by management to evaluate performance and allocate resources. Adjusted operating profit is defined as operating profit before the amortisation of acquired intangible assets and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Operating profit by segment is included as supplementary information.

Reed Elsevier 2012 Interim Results     24

Reed Elsevier

Notes to the unaudited condensed combined financial information

2	Segment analysis (continued)

Revenue

Year ended December 31,		Six months ended June 30,
2011 £m		2012 £m	2011 £m
	Business segment
2,058	Elsevier	978	961
908	LexisNexis Risk Solutions	462	452
1,634	LexisNexis Legal & Professional	780	779
707	Reed Exhibitions	486	368
695	Reed Business Information	347	344

6,002	Total	3,053	2,904

	Geographical origin
3,103	North America	1,553	1,511
947	United Kingdom	474	453
616	The Netherlands	310	304
783	Rest of Europe	388	368
553	Rest of world	328	268

6,002	Total	3,053	2,904

	Geographical market
3,219	North America	1,565	1,572
485	United Kingdom	223	233
189	The Netherlands	83	96
1,095	Rest of Europe	581	521
1,014	Rest of world	601	482

6,002	Total	3,053	2,904

Operating profit

Year ended December 31,		Six months ended June 30,
2011 £m		2012 £m	2011 £m
	Business segment
695	Elsevier	315	306
181	LexisNexis Risk Solutions	135	97
144	LexisNexis Legal & Professional	58	54
132	Reed Exhibitions	134	95
68	Reed Business Information	40	34

1,220	Subtotal	682	586

(49)	Corporate costs	(25)	(24)
34	Unallocated net pension financing credit	13	17

1,205	Total	670	579

The unallocated net pension financing credit of £13m (2011: £17m) comprises the expected return on pension scheme assets of £111m (2011: £117m) less interest on pension scheme liabilities of £98m (2011: £100m).

Reed Elsevier 2012 Interim Results     25

Reed Elsevier

Notes to the unaudited condensed combined financial information

2	Segment analysis (continued)

Adjusted operating profit

Year ended December 31,		Six months ended June 30,
2011 £m		2012 £m	2011 £m
	Business segment
768	Elsevier	352	343
362	LexisNexis Risk Solutions	191	178
229	LexisNexis Legal & Professional	100	94
167	Reed Exhibitions	151	113
110	Reed Business Information	63	53

1,636	Subtotal	857	781

(44)	Corporate costs	(25)	(24)
34	Unallocated net pension financing credit	13	17

1,626	Total	845	774

A reconciliation of operating profit to adjusted operating profit is provided below:

Year ended December 31,		Six months ended June 30,
2011 £m		2012 £m	2011 £m
1,205	Operating profit	670	579
	Adjustments:
359	Amortisation of acquired intangible assets	166	170
52	Acquisition related costs	8	18
(1)	Share of disposal profit in joint ventures	—	—
11	Reclassification of tax in joint ventures	1	7

1,626	Adjusted operating profit	845	774

Adjusted operating profit for Reed Elsevier is a non-GAAP measure that is a key financial measure used by management to evaluate performance and allocate resources. Adjusted operating profit excludes the amortisation of acquired intangible assets and acquisition related costs and is also grossed up to exclude the equity share of taxes in joint ventures. Acquisition related costs relate to acquisition integration and professional and other transaction related fees and adjustments to deferred and contingent consideration.

Reed Elsevier 2012 Interim Results     26

Reed Elsevier

Notes to the unaudited condensed combined financial information

3	Combined statement of cash flows

Reconciliation of operating profit before tax to cash generated from operations

Year ended December 31,		Six months ended June 30,
2011 £m		2012 £m	2011 £m
948	Profit before tax	666	476

22	Disposals and other non operating items	(103)	(9)
235	Net finance costs	107	112
(30)	Share of results of joint ventures	(15)	(18)

355	Amortisation of acquired intangible assets	165	168
132	Amortisation of internally developed intangible assets	75	59
75	Depreciation of property, plant and equipment	38	36
27	Share based remuneration	18	18

589	Total non cash items	296	281

(29)	Movement in working capital	(89)	(62)

1,735	Cash generated from operations	862	780

4	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

Year ended December 31,		Six months ended June 30,
2011 £m		2012 £m	2011 £m
(170)	At start of period	(242)	(170)
(57)	Service cost (including curtailment credits of nil (2011: £5m))	(31)	(28)
(201)	Interest on pension scheme liabilities	(98)	(100)
235	Expected return on scheme assets	111	117
(113)	Actuarial losses	(202)	(7)
66	Contributions by employer	64	31
(2)	Exchange translation differences	2	2

(242)	At end of period	(396)	(155)

The net pension deficit comprises:

As at December 31,
		As at June 30,
2011 £m		2012 £m	2011 £m
3,634	Fair value of scheme assets	3,734	3,585
(3,721)	Defined benefit obligations of funded schemes	(3,968)	(3,594)

(87)	Net deficit of funded schemes	(234)	(9)
(155)	Defined benefit obligations of unfunded schemes	(162)	(146)

(242)	Net deficit	(396)	(155)

Reed Elsevier 2012 Interim Results     27

Reed Elsevier

Notes to the unaudited condensed combined financial information

5	Provisions

The amount recognized in the statement of financial position in respect of provisions at the start and end of the period and the movements during the period were as follows:

Year ended December 31,		Six months ended June 30,
2011 £m		2012 £m	2011 £m
159	At start of period	126	159
16	Charged	40	9
(49)	Utilised	(21)	(37)
—	Exchange translation differences	(1)	(2)

126	At end of period	144	129

The amount as at June 30, 2012 comprises property provisions of £134m (2011: £100m), relating to sub-lease shortfalls and guarantees given in respect of certain property leases, and restructuring provisions of £10m (2011: £29m).

6	Related party transactions

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier in the six months ended June 30, 2012.

7	Exchange translation rates

In preparing the combined financial information the following exchange rates have been applied:

Year ended December 31, 2011			Income statement		Statement of financial position
Income statement	Statement of financial position		June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
1.15	1.20	Euro to sterling	1.22	1.15	1.24	1.11
1.60	1.55	US dollars to sterling	1.58	1.62	1.57	1.61

Reed Elsevier 2012 Interim Results     28

Reed Elsevier PLC

Unaudited condensed consolidated financial information

Condensed consolidated income statement

For the six months ended June 30, 2012

Year ended December 31,		Six months ended June 30,
2011 £m		2012 £m	2011 £m
(2)	Administrative expenses	—	—
(13)	Effect of tax credit equalisation on distributed earnings	(10)	(9)
404	Share of results of joint ventures	298	198

389	Operating profit	288	189
1	Finance income	1	1

390	Profit before tax	289	190
(1)	Taxation	—	—

389	Net profit attributable to ordinary shareholders	289	190

Condensed consolidated statement of comprehensive income

For the six months ended June 30, 2012

Year ended December 31,		Six months ended June 30,
2011 £m		2012 £m	2011 £m
389	Net profit attributable to ordinary shareholders	289	190
(14)	Share of joint ventures’ other comprehensive expense for the period	(78)	(1)

375	Total comprehensive income for the period	211	189

Earnings per ordinary share

For the six months ended June 30, 2012

Year ended December 31,		Six months ended June 30,
2011 pence		2012 pence	2011 pence
32.4p	Basic earnings per share	24.0p	15.8p
32.1p	Diluted earnings per share	23.8p	15.6p

Reed Elsevier 2012 Interim Results     29

Reed Elsevier PLC

Unaudited condensed consolidated financial information

Condensed consolidated statement of cash flows

For the six months ended June 30, 2012

Year ended December 31,
		Six months ended June 30,
2011 £m		2012 £m	2011 £m
	Cash flows from operating activities
(2)	Cash used by operations	—	—
1	Interest received	1	1
(1)	Tax paid	(1)	(1)

(2)	Net cash used in operating activities	—	—

	Cash flows from investing activities
600	Dividends received from joint ventures	73	—

600	Net cash from investing activities	73	—

	Cash flows from financing activities
(248)	Equity dividends paid	(191)	(180)
8	Proceeds on issue of ordinary shares	4	6
(358)	Decrease/(increase) in net funding balances due from joint ventures	114	174

(598)	Net cash used in financing activities	(73)	—

—	Movement in cash and cash equivalents	—	—

Condensed consolidated statement of financial position As at June 30, 2012

As at December 31,
		As at June 30,
2011 £m		2012 £m	2011 £m
	Non-current assets
1,158	Investments in joint ventures	1,194	1,055

1,158	Total assets	1,194	1,055

	Current liabilities
9	Taxation	8	8

9	Total liabilities	8	8

1,149	Net assets	1,186	1,047

	Capital and reserves
180	Called up share capital	180	180
1,176	Share premium account	1,180	1,174
(308)	Shares held in treasury (including in joint ventures)	(304)	(308)
4	Capital redemption reserve	4	4
159	Translation reserve	139	124
(62)	Other reserves	(13)	(127)

1,149	Total equity	1,186	1,047

Reed Elsevier 2012 Interim Results     30

Reed Elsevier PLC

Unaudited condensed consolidated financial information

Condensed consolidated statement of changes in equity

For the six months ended June 30, 2012

	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at January 1, 2012	180	1,176	(308)	4	159	(62)	1,149
Total comprehensive income for the period	—	—	—	—	(20)	231	211
Equity dividends paid	—	—	—	—	—	(191)	(191)
Issue of ordinary shares, net of expenses	—	4	—	—	—	—	4
Share of joint ventures’ settlement of share awards	—	—	4	—	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	10	10
Share of joint ventures’ disposal of non-controlling interest	—	—	—	—	—	3	3

Balance at June 30, 2012	180	1,180	(304)	4	139	(13)	1,186

Balance at January 1, 2011	180	1,168	(312)	4	142	(154)	1,028
Total comprehensive income for the period	—	—	—	—	(18)	207	189
Equity dividends paid	—	—	—	—	—	(180)	(180)
Issue of ordinary shares, net of expenses	—	6	—	—	—	—	6
Share of joint ventures’ settlement of share awards	—	—	4	—	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	10	10
Equalisation adjustments	—	—	—	—	—	(6)	(6)

Balance at June 30, 2011	180	1,174	(308)	4	124	(127)	1,047

Balance at January 1, 2011	180	1,168	(312)	4	142	(154)	1,028
Total comprehensive income for the year	—	—	—	—	17	358	375
Equity dividends paid	—	—	—	—	—	(248)	(248)
Issue of ordinary shares, net of expenses	—	8	—	—	—	—	8
Share of joint ventures’ settlement of share awards	—	—	4	—	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	—	14	14
Share of joint ventures’ acquisition of non-controlling interest	—	—	—	—	—	(23)	(23)
Equalisation adjustments	—	—	—	—	—	(5)	(5)

Balance at December 31, 2011	180	1,176	(308)	4	159	(62)	1,149

Reed Elsevier 2012 Interim Results     31

Reed Elsevier PLC

Unaudited condensed consolidated financial information

Notes to the condensed consolidated financial information

1	Basis of preparation

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings.

The condensed consolidated financial information has been prepared in accordance with IAS34 – Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier PLC. The Reed Elsevier PLC group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union and as issued by the International Accounting Standards Board, and are set out on pages F-61 and F-62 of our annual financial statements for the year ended December 31, 2011 included in Form 20-F filed by Reed Elsevier PLC and Reed Elsevier NV on March 12, 2012 with the US Securities and Exchange Commission.

Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.

The directors of Reed Elsevier PLC, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the six months ended June 30, 2012.

The interim figures for the six months ended June 30, 2012 and the comparative amounts to June 30, 2011 are unaudited. The condensed consolidated financial information for the year ended December 31, 2011 has been derived from our annual financial statements for the year ended December 31, 2011 included in Form 20-F filed by Reed Elsevier PLC and Reed Elsevier NV on March 12, 2012 with the U.S. Securities and Exchange Commission.

2	Dividends

During the six months ended June 30, 2012, the 2011 final dividend of 15.9p per ordinary share was paid at a cost of £191m (2011: 2010 final dividend 15.0p per ordinary share; £180m). On July 25, 2012 an interim dividend of 6.00p per ordinary share (2011: 2011 interim dividend 5.65p per ordinary share) was declared by the directors of Reed Elsevier PLC. The 2012 interim dividend will be paid on the ordinary shares on August 31, 2012, with ex-dividend and record dates of August 8, 2012 and August 10, 2012 respectively. The cost of this dividend of £72m (2011 interim: £68m) will be recognized when paid.

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. The equalisation adjustment equalises the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement.

Reed Elsevier 2012 Interim Results     32

Reed Elsevier PLC

Unaudited condensed consolidated financial information

3	Share capital and treasury shares

Year ended December 31,		Six months ended June 30,
2011				2012	2011
Shares in issue net of treasury shares millions		Shares in issue millions	Treasury shares millions	Shares in issue net of treasury shares millions	Shares in issue net of treasury shares millions
	Number of ordinary shares
1,200.4	At start of period	1,250.9	(48.3)	1,202.6	1,200.4
1.6	Issue of ordinary shares	0.9	—	0.9	1.1
0.6	Net release of shares by employee benefit trust	—	0.6	0.6	0.6

1,202.6	At end of period	1,251.8	(47.7)	1,204.1	1,202.1

1,202.0	Average number of ordinary shares during the period			1,203.7	1,201.5

4	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier PLC and Reed Elsevier NV amounting to £3,497m at June 30, 2012 (December 31, 2011: £3,920m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier PLC in the six months ended June 30, 2012.

Reed Elsevier 2012 Interim Results     33

Reed Elsevier NV

Unaudited condensed consolidated financial information

Condensed consolidated income statement

For the six months ended June 30, 2012

Year ended December 31,
		Six months ended June 30,
2011 €m		2012 €m	2011 €m
(2)	Administrative expenses	(1)	(1)
420	Share of results of joint ventures	341	211

418	Operating profit	340	210
20	Finance income	6	9

438	Profit before tax	346	219
(1)	Taxation	(1)	(2)

437	Net profit attributable to ordinary shareholders	345	217

Condensed consolidated statement of comprehensive income

For the six months ended June 30, 2012

Year ended December 31,
		Six months ended June 30,
2011 €m		2012 €m	2011 €m
437	Net profit attributable to ordinary shareholders	345	217
20	Share of joint ventures’ other comprehensive (expense)/income for the period	(45)	(60)

457	Total comprehensive income for the period	300	157

Earnings per ordinary share

For the six months ended June 30, 2012

Year ended December 31,
		Six months ended June 30,
2011 €		2012 €	2011 €
€0.59	Basic earnings per share	€0.47	€0.30
€0.59	Diluted earnings per share	€0.46	€0.29

Reed Elsevier 2012 Interim Results     34

Reed Elsevier NV

Unaudited condensed consolidated financial information

Condensed consolidated statement of cash flows

For the six months ended June 30, 2012

Year ended December 31,		Six months ended June 30,
2011 €m		2012 €m	2011 €m
	Cash flows from operating activities
(3)	Cash used by operations	(2)	(2)
20	Interest received	7	10
(5)	Tax paid	—	(2)

12	Net cash from operating activities	5	6

	Cash flows from investing activities
—	Dividends received from joint ventures	138	—

—	Net cash from investing activities	138	—

	Cash flows from financing activities
(289)	Equity dividends paid	(228)	(212)
2	Proceeds on issue of ordinary shares	1	2
275	Decrease in net funding balances due from joint ventures	84	203

(12)	Net cash used in financing activities	(143)	(7)

—	Movement in cash and cash equivalents	—	(1)

Condensed consolidated statement of financial position

As at June 30, 2012

As at December 31,		As at June 30,
2011 €m		2012 €m	2011 €m
	Non-current assets
1,359	Investments in joint ventures	1,447	1,161
	Current assets
2	Amounts due from joint ventures	1	1
3	Cash and cash equivalents	3	2

5		4	3

1,364	Total assets	1,451	1,164

	Current liabilities
10	Payables	9	10
51	Taxation	52	55

61	Total liabilities	61	65

1,303	Net assets	1,390	1,099

	Capital and reserves
54	Share capital issued	54	54
2,171	Paid-in surplus	2,172	2,171
(432)	Shares held in treasury (including in joint ventures)	(430)	(423)
6	Translation reserve	30	(135)
(496)	Other reserves	(436)	(568)

1,303	Total equity	1,390	1,099

Reed Elsevier 2012 Interim Results     35

Reed Elsevier NV

Unaudited condensed consolidated financial information

Condensed consolidated statement of changes in equity

For the six months ended June 30, 2012

	Share capital €m	Paid-in surplus €m	Shares held In treasury €m	Translation reserve €m	Other reserves €m	Total equity €m
Balance at January 1, 2012	54	2,171	(432)	6	(496)	1,303
Total comprehensive income for the period	—	—	—	21	279	300
Equity dividends paid	—	—	—	—	(228)	(228)
Issue of ordinary shares, net of expenses	—	1	—	—	—	1
Share of joint ventures’ settlement of share awards	—	—	5	—	(5)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	11	11
Share of joint ventures’ disposal of non-controlling interest	—	—	—	—	3	3
Exchange translation differences	—	—	(3)	3	—	—

Balance at June 30, 2012	54	2,172	(430)	30	(436)	1,390

Balance at January 1, 2011	54	2,169	(433)	(51)	(602)	1,137
Total comprehensive income for the period	—	—	—	(79)	236	157
Equity dividends paid	—	—	—	—	(212)	(212)
Issue of ordinary shares, net of expenses	—	2	—	—	—	2
Share of joint ventures’ settlement of share awards	—	—	5	—	(5)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	11	11
Equalisation adjustments	—	—	—	—	4	4
Exchange translation differences	—	—	5	(5)	—	—

Balance at June 30, 2011	54	2,171	(423)	(135)	(568)	1,099

Balance at January 1, 2011	54	2,169	(433)	(51)	(602)	1,137
Total comprehensive income for the year	—	—	—	54	403	457
Equity dividends paid	—	—	—	—	(289)	(289)
Issue of ordinary shares, net of expenses	—	2	—	—	—	2
Share of joint ventures’ settlement of share awards	—	—	4	—	(4)	—
Share of joint ventures’ increase in share based remuneration reserve	—	—	—	—	16	16
Share of joint ventures’ acquisition of non-controlling interest	—	—	—	—	(25)	(25)
Equalisation adjustments	—	—	—	—	5	5
Exchange translation differences	—	—	(3)	3	—	—

Balance at December 31, 2011	54	2,171	(432)	6	(496)	1,303

Reed Elsevier 2012 Interim Results     36

Reed Elsevier NV

Unaudited condensed consolidated financial information

Notes to the condensed consolidated financial information

1	Basis of preparation

The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV and its subsidiary undertakings.

The condensed consolidated financial information has been prepared in accordance with IAS34 – Interim Financial Reporting and on the basis of the group accounting policies of Reed Elsevier NV. The Reed Elsevier NV group accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union and as issued by the International Accounting Standards Board, and are set out on pages F-75 and F-76 of our annual financial statements for the year ended December 31, 2011 included in Form 20-F filed by Reed Elsevier PLC and Reed Elsevier NV on March 12, 2012 with the US Securities and Exchange Commission.

Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV and its subsidiary undertakings.

The Combined Board of Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the six months ended June 30, 2012.

The interim figures for the six months ended June 30, 2012 and the comparative amounts to June 30, 2011 are unaudited. The condensed consolidated financial information for the year ended December 31, 2011 has been derived from our annual financial statements for the year ended December 31, 2011 included in Form 20-F filed by Reed Elsevier PLC and Reed Elsevier NV on March 12, 2012 with the U.S. Securities and Exchange Commission.

2	Dividends

During the six months ended June 30, 2012, the 2011 final dividend of €0.326 per ordinary share was paid at a cost of €228m (2011: 2010 final dividend €0.303 per ordinary share; €212m). On July 25, 2012 an interim dividend of €0.130 per ordinary share (2011: 2011 interim dividend €0.110 per ordinary share) was declared by the directors of Reed Elsevier NV. The 2012 interim dividend will be paid on the ordinary shares on August 31, 2012, with ex-dividend and record dates of August 8, 2012 and August 10, 2012 respectively. The cost of this dividend of €91m (2011 interim: €77m) will be recognized when paid.

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

Reed Elsevier 2012 Interim Results     37

Reed Elsevier NV

Unaudited condensed consolidated financial information

3	Share capital and treasury shares

Year ended December 31,		Six months ended June 30,
2011				2012	2011
Shares in issue net of treasury shares millions		Shares in issue millions	Treasury shares millions	Shares in issue net of treasury shares millions	Shares in issue net of treasury shares millions
	Number of ordinary shares
692.2	At start of period	724.1	(31.3)	692.8	692.2
0.2	Issue of ordinary shares	0.1	—	0.1	0.2
0.4	Net release of shares by employee benefit trust	—	0.3	0.3	0.4

692.8	At end of period	724.2	(31.0)	693.2	692.8

735.3	Average number of equivalent ordinary shares during the period			735.7	735.1

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represent a 5.8% indirect interest in the company’s share capital.

4	Contingent liabilities and related party transactions

There are contingent liabilities in respect of borrowings of joint ventures guaranteed jointly and severally by Reed Elsevier NV and Reed Elsevier PLC amounting to €4,335m at June 30, 2012 (December 31, 2011: €4,704m).

There have been no significant related party transactions that have had a material impact on the performance or financial position of Reed Elsevier NV in the six months ended June 30, 2012.